Exhibit 5

TRA. 0638-06/N

You are hereby requested in your capacity as Notary Public to enter in your Notarial Record Book one evidencing an agreement (the “Agreement”) entered into by and between SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C., identified by Tax ID Number (RUC) 20100102171, with principal place of business for purposes hereof at Av. José Gálvez Barrenechea N° 925, San Borja, acting by and through Jaime RODRÍGUEZ MARIATEGUI PROAÑO, identified by National Identity Card (DNI) 09154499 and Gonzalo RODRÍGUEZ MARIATEGUI CANNY, identified by National Identity Card (DNI) 09877652, as per powers of attorney recorded in the Minute Book of the Shareholders’ Meeting of Sociedad Minera Austria Duvaz S.A.C. dated March 14, 2006, which is recorded as Exhibit C hereof (hereinafter DUVAZ); and, MINERA PERU COPPER S.A., identified by Tax ID Number (R.U.C.) 20506675457, with principal place of business at Av. San Borja Norte 1302, San Borja, acting by and through Charles Graham PREBLE, identified by Alien Card (CE) 000084967, and Thomas J. FINDLEY, identified by Alien Card (CE) 114608, as per powers of attorney filed in Entry 11532703 of the Registry of Companies in and for Lima and El Callao (hereinafter MPC) under the following terms and conditions:

ONE: Recitals

1.1.           DUVAZ is the holder of the mining concessions, surface rights, ideal shares in mining rights and share interests in mining companies outlined in Exhibits A and B to this Agreement (the “Assets”).

1.2.           MPC and DUVAZ have adopted a number of trade agreements, based on which this Agreement is also adopted.

TWO: Purpose

In accordance with the applicable laws and the agreements adopted by the parties, they declare that DUVAZ is prohibited from transferring or encumbering the Assets outlined in Exhibits A and B to this Agreement, without the prior written consent of MPC. Notwithstanding, the parties expressly certify that DUVAZ shall be entitled to freely transfer the Assets outlined in Exhibit B to the closely held corporation to be incorporated by MPC and Luis RODRIGUEZ MARIATEGUI CANNY and Jaime RODRIGUEZ MARIATEGUI BLUME.

Pursuant to the provisions set forth in Article 926 of the Civil Code, the parties agree that the obligation of DUVAZ contained in the preceding paragraph shall be filed in each one of the filing entries of the Assets, outlined in Exhibits A and B attached hereto, with the exception of the filing entries related to: (i) the “Calabaza”, “La Demócrata” and “Maria Celina” mining concessions, currently under a system of co-ownership; and (ii) the “Grancero”, “Lola”, “Pobre Diablo”, “Juanita” and “Pilar” mining concessions that are owned by limited liability mining companies in which DUVAZ holds a share interest. In order to rule out any doubt, the obligation referred to in this paragraph shall only be applicable to those mining concessions wholly owned DUVAZ.

THREE: Term

The term of the duty not to act, contained in Paragraph One, Clause Two, is of two hundred and fifty (250) days as of the date of execution of this Agreement. In this regard, said duty not to act shall become automatically ineffective upon the expiry of the two hundred and fifty (250) day term, without requiring any subsequent action or declaration.

FOUR: Notarial and Registration Fees

The notarial and registration fees arising from the granting of the notarially recorded instrument of this Agreement and its registration with the Public Records Office shall be borne, in full by MPC.

FIVE: Miscellaneous provisions

5.1.     Waiver of rights

Any breach or delay by either party, to exercise any right as a result of this Agreement, shall not be construed as a waiver of said right. No waiver of a right under this document shall be considered as having been executed unless said waiver is recorded in writing.

5.2.     Notices

All notices, requests, complaints and any other notices that may be required or delivered as a result of this Agreement must be made in writing to the following addresses, fax numbers (with acknowledgement of receipt) or by certified mail, as indicated below:

To MPC

Attention:	Charles Graham Preble
Thomas J. Findley
Address:	Av. San Borja Norte 1302, San Borja
Telephone:	476-7000
225-4667
Fax:	226-5181
E-mail:	cgpreble@msn.com
tjfperu@yahoo.com

To DUVAZ

Attention:	Manuel RodrÍguez-Mariátegui Canny
Juan Pedro RodrÍguez-Mariátegui Blume
Address:	Av. José Gálvez Barrenechea N° 925, San Borja

Telephone:	225-1212
Fax:	225-1212
E-mail:	manolo_proano@terra.com.pe
jprmb@infonegocio.net. pe

Any change in address or in the details of either party shall only be effective if it has been notified in writing to the other within a period of no less than ten (10) calendar days prior to the effective date of the change.

Failure to comply with any of the requirements outlined in the preceding paragraph, the change in address or details shall be legally ineffective and may not be objected by the parties. In this assumption, all correspondence and notices must be forwarded to the addresses, fax numbers and persons mentioned in this item and shall be considered valid and effectively executed.

5.3.        Assignment of the Agreement

Neither party may assign its interests and rights in this Agreement without the prior written consent of the other.

5.4.        Headings

The headings of the clauses are referential only but shall, in no case, affect their application or interpretation since they shall meet the full text of the clause and the overall purpose of this Agreement.

5.5.        Partial Annulment

The invalidity, nullity or voidability of any clause or item of this Agreement shall not affect, or hinder the enforceability of the remaining clauses established therein. Furthermore, it is the intention of the parties to replace any non-valid, null or voidable term, clause or item with a valid and enforceable clause or item in the most similar terms possible to the non-valid, null or voidable clause.

Consequently, should any item or clause of this Agreement be declared null or unenforceable by a competent court, judge, authority or arbitrator, the Parties shall undertake to replace it with another valid clause, but with terms and effects as equivalent as possible to the original clause.

SIX:   Applicable Law and Jurisdiction

6.1.        Applicable Law

This Agreement shall be governed and construed pursuant to the laws of the Republic of Peru.

6.2.    Jurisdiction

The parties hereby convene that they in good faith shall, directly settle any dispute arising between them in relation to the interpretation, execution, validity or efficacy of this Agreement.

Should the parties in dispute fail to reach an agreement within a term of fifteen (15) calendar days, the dispute shall be settled by a De Jure Arbitration, at the request of either party, subject to the following rules:

(a)                    The arbitration shall be conducted by an arbitration court consisting of three (3) members.

(b)                   The arbitration shall be conducted in accordance with the Procedural Regulations of the National and International Settlement and Arbitration Center of the Lima Chamber of Commerce (hereinafter the “Center”), and in the event of its incapacity, by the rules established by the arbitrators.

(c)                    Each party shall appoint an arbitrator and the third arbitrator shall be appointed by the arbitrators thus designated. The third arbitrator shall preside the arbitration court.

Failure by either of the parties to appoint their respective arbitrators within a term of ten (10) calendar days, as of the date on which they are notified by the other party, indicating their intention to adopt this clause and designating their respective arbitrator, the arbitrator shall be appointed by the Center.

Furthermore, failure by the two appointed arbitrators to designate the third arbitrator within a term of ten (10) calendar days, as from the date of appointment of the latter arbitrator, the third arbitrator shall be appointed by the Center.

(d)                   In the event of the need to designate a replacement arbitrator, for any reason whatsoever, he shall be designated following the same procedure fixed for the designation of the arbitrator being replaced.

(e)                    Initially, the fees of the arbitrators must be paid by the parties in equal proportions. After the issue of the arbitration award, the unsuccessful party must reimburse said fees to the other, pursuant to the provisions set forth in paragraph (g) of this clause and to the provisions contained in the arbitration award.

Regardless of the provisions established in the preceding paragraph, the parties convene that should any counterclaim be filed during the conduction of the arbitration proceeding, to increase the fees initially fixed by the arbitrators, said the party proposing such a counterclaim must exclusively pay additional fees. If the party proposing the counterclaim fails to pay such fees, the arbitration proceeding shall continue its course as if said counterclaim had never been filed.

It is hereby established that should the party proposing the counterclaim be favored with the issue of the final award, it shall also be entitled to the reimbursement of the additional fees of the arbitrators, pursuant to the provisions established in paragraph (g) of this clause and to the provisions contained in the arbitration award.

(f)                      The costs incurred for the production of evidence during the conduction of the proceeding, shall be borne by the party offering the evidence, without prejudice to the right to be reimbursed for said costs, pursuant to the provisions established in paragraph (g) of this clause and to the provisions contained in the arbitration award.

(g)                   The costs and fees of the arbitration shall be borne by the losing party, including the fees of the arbitrators, the legal advisors and any other cost or expense derived from the conduction of said proceeding. The arbitration award must include its provisions on this requirement.

(h)                   The arbitration court shall have a term of ninety (90) business days, as from the date of its installation to issue the respective arbitration award, which is final and not liable to appeal. The arbitration court may extend the term to issue the arbitration award by up to thirty (30) additional business days.

The parties may mutually agree to request the arbitration court to order an extension of the proceeding as many times as they may deem pertinent and for the terms that they may deem convenient, in which case, the arbitration court may increase the amount of its fees.

Furthermore, the arbitration court may be entrusted to accurately and conclusively settle the dispute.

(i)                       The parties agree that should either of them file a motion to annul or challenge the arbitration award, it will be required to grant a joint letter of guarantee issued by a prime bank in favor of the other, for a sum of US$1,000,000 (One Million US Dollars). The referred Letter of Guarantee shall be granted prior to filing any appeal of this kind and shall remain in force for a minimum of one (1) year and the guaranteed party must renew it in the event that the process for annulment has not ended within the original term of the Letter of Guarantee. The Letter of Guarantee shall be kept by a notary public of Lima selected by the party granting it. The notary public shall be instructed not to deliver the Letter of Guarantee to the other party, unless a firm and admitted resolution has been dictated against the party that filed the appeal for reversal of the arbitration award.

The letter of guarantee shall be returned to the party that filed the appeal for annulment or challenge, only if it ends with a firm and admitted resolution in favor of said party. Otherwise, the letter of guarantee shall be executed in favor of the party that filed no appeal and shall be considered a penalty by the parties. The penalty referred to herein shall not curtail the amount of the damages, costs or fees due to the party who did not file the appeal.

(j)                       The arbitration shall be conducted in the city of Lima, Peru, in Spanish.

Furthermore, the parties agree that should the intervention of the regular judges and courts be mandatory, the parties expressly submit to the jurisdiction of the judges and courts of the judicial district of Urban Lima, waiving the jurisdiction of their domiciles.

You are hereby requested in your capacity as Notary Public to include the clauses provided by the law and to send a notice to the Public Records Office for registration thereof.

Signed in Lima, this 9th day of March, 2006.

MPC Representatives: Charles Graham Preble and Thomas J. Findley	DUVAZ Representatives: Jaime Rodriguez Mariátegui Proaňo and Gonzalo Rodriguez Mariátegui Canny

LIST OF EXHIBITS

EXHIBIT A:	Description of Assets that may not be transferred without the consent of MPC.

EXHIBIT B:	Description of Assets that may be transferred.

EXHIBIT C:	Minutes of the Shareholders’ Meeting of DUVAZ dated March 6, 2006.

CW/GV/mcp
010638K6